August 30, 2017

VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Rennova Health, Inc. Amendment No.1 to Registration Statement on Form S-1 Filed July 28, 2017 File No. 333-219145

Dear Mr. Reynolds:

On behalf of Rennova Health, Inc., a Delaware corporation (the “Company”), we hereby respond to the Staff’s comment letter, dated August 9, 2017, regarding the Company’s Amendment No.1 to Registration Statement on Form S-1 filed on July 28, 2017. Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided the Company’s response to the comment immediately thereafter.

General

1.	We note your response to prior comment one. It continues to appear that this offering is an indirect primary offering by or on behalf of Rennova Health through the selling shareholders. Please revise the registration statement to identify the selling shareholders as underwriters. In addition, because Rennova Health is not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). To the extent you disagree please provide a detailed factual and legal analysis. Such analysis should discuss:

●	whether and how the selling stockholders are at investment risk with respect to your common stock;
●	whether you have paid in cash any principal of the Debentures on the amortization dates and whether there is any reasonable likelihood that you will have an ongoing ability to service the Debentures in cash;
●	whether the investors have availed themselves of the right to increase the conversion amount and by how much; and
●	whether the investors have sold any of the securities received to date and the timing of such sales after the related conversion.

John Reynolds

August 30, 2017

Response:

In the private placements on March 21, 2017, the Company issued Convertible Debentures and three series of Warrants. The Company has determined to register the sale of up to 25,000,000 shares of common stock issuable to the Selling Stockholders upon their exercise of the Series B Warrants, rather than those issuable upon conversion of the Debentures. The Company respectfully submits the proposed offering of shares issuable upon exercise of the Series B Warrants does not potentially present the same issues that may have been raised in connection with the shares issuable upon conversation of the Debentures. The Warrants, including the Series B Warrants, are exercisable at a fixed price and the Selling Stockholders have always been and remain subject to investment risk with regard to the common stock underlying the Warrants. The Warrants, by their terms, do not allow exercise by a Selling Stockholder if such exercise would cause its holding to exceed 4.99% of the Company’s outstanding shares immediately thereafter. As a result, the Company believes that the proposed resale of the shares of common stock by the Selling Stockholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

In connection with responding to the Staff’s comments, the Company has acknowledged in Exhibit A to this letter the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (305) 379-9141.

Sincerely,

SHUTTS & BOWEN LLP

/s/ J. Thomas Cookson

John Reynolds

August 30, 2017

cc:	Michael Killoy
Securities and Exchange Commission

Pamela Howell
Securities and Exchange Commission

Seamus Lagan, Chief Executive Officer
Rennova Health, Inc.

EXHIBIT A

RENNOVA HEALTH, INC.

400 S. Australian Avenue, Suite 800

West Palm Beach, Florida 33401

Tel: 561-855-1626

August 30, 2017

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated August 9, 2017, Rennova Health, Inc. (the “Company”) acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RENNOVA HEALTH, INC.

By:	/s/ Seamus Lagan
Seamus Lagan
Chief Executive Officer